Exhibit 99.1

Baidu Announces First Quarter 2026 Results

BEIJING, China, May 18, 2026 – Baidu, Inc. (NASDAQ: BIDU and HKEX: 9888 (HKD Counter) and 89888 (RMB Counter)), (“Baidu” or the “Company”), a leading AI company with strong Internet foundation, today announced its unaudited financial results for the first quarter ended March 31, 2026.

“In Q1, our Core AI-powered Business exceeded half of Baidu General Business revenue for the first time, marking a clear signal that AI has become the core driver of Baidu. AI Cloud Infra delivered exceptional momentum, powered by surging enterprise demand and the differentiated full-stack AI capabilities we have built over the years. Our AI Applications continued to gain traction across enterprises and individuals alike, further validating the commercial potential of our AI innovations. Meanwhile, Apollo Go sustained triple-digit growth in fully driverless rides while advancing its international expansion,” said Robin Li, Co-founder and CEO of Baidu. “We see AI driving even greater value for Baidu in the quarters ahead.”

“A few highlights from Q1: Revenue from Baidu Core AI-powered Business1 exceeded RMB 13.6 billion, up 49% year over year. Total revenue of Baidu General Business grew 2% year over year, returning to positive growth. Non-GAAP2 operating income of Baidu General Business increased 39% quarter over quarter to RMB 4.0 billion. Operating cash flow for Baidu remained positive at RMB 2.7 billion in Q1, reflecting continued improvement in our operating efficiency and overall business health.” said Haijian He, CFO of Baidu.

Operational Highlights1

Corporate

•

Baidu ranked second globally in the Automotive category on Fast Company’s 2026 Most Innovative Companies list, which recognized Apollo Go alongside Waymo as one of the world’s leading robotaxi services. Fast Company highlighted Apollo Go as “leading the charge toward large-scale deployment in the global robotaxi industry.”

•

Baidu launched ERNIE 5.1 in May 2026, featuring stronger text capabilities, a more compact model size and enhanced reasoning capabilities. Recently on LMArena, ERNIE 5.1 ranked first among Chinese models on the text leaderboard and topped the LMArena search leaderboard among Chinese models, ranking fourth globally.

•	Baidu released its annual ESG Report on May 11, 2026, which details Baidu’s latest ESG policies and sustainability initiatives (http://esg.baidu.com/Uploads/Baidu_2025_ESG_Report.pdf).

•	Baidu returned US$172 million to shareholders in Q1 2026 through the repurchases of its shares under the current share repurchase program.

[1]	The revenue and operational data presented are derived from the Company’s internal management accounts and records, which have not been audited.
[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).

Baidu Core AI-powered Business

AI Cloud Infra

•	Revenue from AI Cloud Infra was RMB 8.8 billion in the first quarter of 2026, up 79% year over year.

•	Revenue from GPU Cloud[3] increased by 184% year over year in the first quarter of 2026.

AI Applications

•	Revenue from AI Applications was RMB 2.5 billion in the first quarter of 2026, approximately flat year over year.

•	Baidu launched DuMate, its general-purpose agent for everyday productivity, in March 2026, which autonomously executes complex, multi-step workflows across applications and files end-to-end.

•	Baidu launched Miaoda 3.0, its vibe coding platform, at Baidu Create 2026, introducing enterprise and mobile versions and enabling the generation of standalone applications.

•

Baidu launched Famou Agent 2.0, its self-evolving agent, at Baidu Create 2026. Famou Agent 2.0 has achieved state-of-the-art performance on MLE-Bench, a leading machine learning engineering benchmark, setting a new SOTA record.

•	Baidu Wenku and Baidu Drive launched GenFlow 4.0 in April 2026, enhancing its agent capabilities for more efficient productivity workflows.

Robotaxi

•

In the first quarter of 2026, Apollo Go, Baidu’s autonomous ride-hailing service, delivered 3.2 million fully driverless operational rides with weekly rides peaking at over 350,000 in March. Total rides increased by over 120% year over year. As of April 2026, cumulative rides provided to the public by Apollo Go exceeded 22 million.

•

Apollo Go continued to advance its global expansion. In Europe, Apollo Go is on track to commence open-road testing in Switzerland, and is expected to begin testing in London with Uber and Lyft soon. In the Middle East, Apollo Go’s fully driverless operations are running across multiple zones in Dubai, with the Apollo Go App launched in March.

•

As of May 2026, Apollo Go’s global footprint reached 27 cities. To date, Apollo Go fleets have accumulated over 330 million autonomous kilometers, including over 220 million fully driverless autonomous kilometers, with an outstanding safety record.

[3]

Revenue from GPU Cloud was previously referred to as subscription-based revenue from AI accelerator infrastructure. This change in naming does not imply any change in the underlying revenue definition or scope.

AI-native Marketing Services

•	Revenue from AI-native marketing services reached RMB 2.3 billion in the first quarter of 2026, up 36% year over year.

•	Baidu App’s MAUs reached 655 million in March 2026.

The following table sets forth selected revenue highlights for our Baidu Core AI-powered Business for the periods indicated:

	Baidu General Business
	Q1	Q4	Q1
(In billions)	2025	2025	2026	YoY	QoQ
	RMB	RMB	RMB
Baidu Core AI-powered Business[1]	9.1	11.3	13.6	49%	21%
- AI Cloud Infra	4.9	5.8	8.8	79%	52%
- AI Applications	2.5	2.7	2.5	0%	(10%)
- AI-native Marketing Services	1.7	2.7	2.3	36%	(15%)
% of Baidu General Business	36%	43%	52%

Legacy Business[1]	14.3	12.3	10.2	(29%)	(18%)
Others[1]	2.1	2.5	2.2	6%	(11%)
Baidu General Business	25.5	26.1	26.0	2%	0%

First Quarter 2026 Financial Results for Baidu2,4

Financial highlights

The following table sets forth revenue highlights for Baidu General Business:

	Q1	Q4	Q1
(In billions, unaudited)	2025	2025	2026	YoY	QoQ
	RMB	RMB	RMB
Online Marketing Services	16.0	15.1	12.6	(22%)	(17%)
Online Marketing Services % of Baidu General Business	63%	58%	48%
Others	9.5	11.0	13.4	42%	23%
Others % of Baidu General Business	37%	42%	52%
Baidu General Business	25.5	26.1	26.0	2%	0%

[1]	The revenue and operational data presented are derived from the Company’s internal management accounts and records, which have not been audited.
[2]	Non-GAAP measures are defined in the Non-GAAP Financial Measures section (see also “Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures” for more details).
[4]

Unless otherwise noted, RMB to USD was converted at an exchange rate of RMB6.8980 as of March 31, 2026, as set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System. Translations are provided solely for the convenience of the reader.

Revenue was RMB32.1 billion ($4.65 billion), decreasing 2% quarter over quarter. Revenue from Baidu General Business was RMB26.0 billion ($3.77 billion), remaining flat quarter over quarter, among which the increase in others was primarily driven by the growth of AI Cloud business. Revenue from iQIYI was RMB6.2 billion ($903 million), decreasing 8% quarter over quarter.

Cost of revenue was RMB19.6 billion ($2.84 billion), increasing 7% quarter over quarter, primarily due to an increase in costs related to AI Cloud business, partially offset by decreases in content costs and traffic acquisition costs.

Selling, general and administrative expenses were RMB4.9 billion ($712 million), decreasing 34% quarter over quarter, primarily due to decreases in expected credit losses and personnel-related expenses.

Research and development expenses were RMB4.4 billion ($635 million), decreasing 22% quarter over quarter, primarily due to a decrease in personnel-related expenses.

Operating income was RMB3.2 billion ($463 million) and operating margin was 10%. Non-GAAP operating income was RMB3.8 billion ($552 million) and non-GAAP operating margin was 12%.

Total other income, net was RMB626 million ($91 million), compared to RMB1.2 billion last quarter.

Income tax expense was RMB528 million ($76 million), compared to RMB1.0 billion last quarter.

Net income attributable to Baidu was RMB3.4 billion ($499 million), net margin for Baidu was 11% and diluted earnings per ADS was RMB8.76 ($1.27). Non-GAAP net income attributable to Baidu was RMB4.3 billion ($628 million), non-GAAP net margin for Baidu was 14% and non-GAAP diluted earnings per ADS was RMB12.06 ($1.75).

Adjusted EBITDA was RMB6.0 billion ($863 million) and adjusted EBITDA margin was 19%.

We define total cash and investments as cash, cash equivalents, restricted cash, short-term investments, net, long-term time deposits and held-to-maturity investments, and adjusted long-term investments. As of March 31, 2026, total cash and investments were RMB279.3 billion ($40.49 billion). Operating cash flow was RMB2.7 billion ($387 million).

For detailed financial information of Baidu General Business and iQIYI, please see the appended financial tables.

Conference Call Information

Baidu’s management will hold an earnings conference call at 8:00 AM on May 18, 2026, U.S. Eastern Time (8:00 PM on May 18, 2026, Beijing Time).

Please register in advance of the conference call using the link provided below. It will automatically direct you to the registration page of “Baidu Inc. Q1 2026 Earnings Conference Call”. Please follow the steps to enter your registration details, then click “Register”. Upon registering, you will then be provided with the dial-in number, the passcode, and your unique access PIN. This information will also be emailed to you as a calendar invite.

For pre-registration, please click:

https://s1.c-conf.com/diamondpass/10054331-iu876y.html

In the 10 minutes prior to the call start time, you may use the conference access information (including dial-in number(s), the passcode and unique access PIN) provided in the calendar invite that you have received following your pre-registration.

Additionally, a live and archived webcast of this conference call will be available at https://ir.baidu.com.

About Baidu

Founded in 2000, Baidu’s mission is to make the complicated world simpler through technology. Baidu is a leading AI company with strong Internet foundation, trading on NASDAQ under “BIDU” and HKEX under “9888”. One Baidu ADS represents eight Class A ordinary shares.

Contacts

Investors Relations, Baidu, Inc.

Tel: +86-10-5992-8888

Email: ir@baidu.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, Baidu’s and other parties’ strategic and operational plans, contain forward-looking statements. Baidu may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in announcements made on the website of The Stock Exchange of Hong Kong Limited (the “Hong Kong Stock Exchange”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about Baidu’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Baidu’s growth strategies; its future business development, including development of new products and services; its ability to attract and retain users and customers; competition in the Chinese Internet search and newsfeed market; competition for online marketing customers; changes in the Company’s revenues and certain cost or expense items as a percentage of its revenues; the outcome of ongoing, or any future, litigation or arbitration, including those relating to intellectual property rights; the expected growth of the Chinese-language Internet search and newsfeed market and the number of Internet and broadband users in China; Chinese governmental policies relating to the Internet and Internet search providers, and general economic conditions in China and elsewhere. Further information regarding these and other risks is included in the Company’s annual report on Form 20-F and other documents filed with the Securities and Exchange Commission, and announcements on the website of the Hong Kong Stock Exchange. Baidu does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of the press release, and Baidu undertakes no duty to update such information, except as required under applicable law.

Non-GAAP Financial Measures

To supplement Baidu’s consolidated financial results presented in accordance with GAAP, Baidu uses the following non-GAAP financial measures: non-GAAP operating income, non-GAAP operating margin, non-GAAP net income attributable to Baidu, non-GAAP net margin, non-GAAP diluted earnings per ADS, adjusted EBITDA, adjusted EBITDA margin, adjusted long-term investments and free cash flow. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP.

Baidu believes that these non-GAAP financial measures provide meaningful supplemental information regarding its performance and liquidity by excluding certain items that may not be indicative of its recurring core business operating results, such as operating performance excluding non-cash charges or non-operating in nature. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing its performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to Baidu’s historical performance and liquidity. The Company believes these non-GAAP financial measures are useful to investors in allowing for greater transparency with respect to supplemental information used by management in its financial and operational decision making. A limitation of using these non-GAAP financial measures is that these non-GAAP measures exclude certain items that have been and will continue to be for the foreseeable future a significant component in the Company’s results of operations. These non-GAAP financial measures presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to the Company’s data.

Non-GAAP operating income represents operating income excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, and one-time employee severance costs.

Non-GAAP net income attributable to Baidu represents net income attributable to Baidu excluding share-based compensation expenses, amortization and impairment of intangible assets resulting from business combinations, one-time employee severance costs, disposal gain or loss, impairment of long-term investments, and fair value gain or loss of long-term investments and exchangeable bonds, adjusted for related income tax effects. Baidu’s share of equity method investments for these non-GAAP reconciling items, amortization and impairment of intangible assets not on the investees’ books, accretion of their redeemable non-controlling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share, adjusted for related income tax effects, are also excluded.

Non-GAAP diluted earnings per ADS represents diluted earnings per ADS calculated by dividing non-GAAP net income attributable to Baidu, by the weighted average number of ordinary shares expressed in ADS. Adjusted EBITDA represents non-GAAP operating income excluding depreciation of fixed assets, and amortization of intangible assets excluding those resulting from business combinations. Adjusted long-term investments represent long-term investments, net, with publicly listed equity method investments adjusted to fair value based on quoted market prices.

For more information on non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable GAAP measure.”

Baidu, Inc.

Condensed Consolidated Statements of Income

(In millions except for per share (or ADS) information, unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,	March 31,
	2025	2025	2026	2026
	RMB	RMB	RMB	US$(2)
Revenue	32,452	32,740	32,075	4,650
Costs and expenses:
Cost of revenue(1)	17,487	18,277	19,589	2,840
Selling, general and administrative(1)	5,913	7,389	4,912	712
Research and development(1)	4,544	5,591	4,381	635

Total costs and expenses	27,944	31,257	28,882	4,187

Operating income	4,508	1,483	3,193	463
Other income:
Interest income	2,664	2,051	1,963	285
Interest expense	(801)	(651)	(636)	(92)
Foreign exchange loss, net	(210)	(1,054)	(989)	(143)
Share of earnings from equity method investments	574	1,193	536	78
Others, net	2,260	(296)	(248)	(37)

Total other income, net	4,487	1,243	626	91

Income before income taxes	8,995	2,726	3,819	554
Income tax expense	1,177	1,029	528	76

Net income	7,818	1,697	3,291	478
Net income (loss) attributable to noncontrolling interests	101	(85)	(154)	(21)

Net income attributable to Baidu	7,717	1,782	3,445	499

Earnings per ADS (1 ADS representing 8 Class A ordinary shares):
-Basic	21.86	4.48	9.38	1.36
-Diluted	21.59	3.71	8.76	1.27
Earnings per share for Class A and Class B ordinary shares:
-Basic	2.73	0.56	1.17	0.17
-Diluted	2.70	0.46	1.10	0.16
Weighted average number of Class A and Class B ordinary shares outstanding (in millions):
-Basic	2,751	2,721	2,721	2,721
-Diluted	2,762	2,758	2,764	2,764
(1) Includes share-based compensation expenses as follows:
Cost of revenue	77	79	82	12
Selling, general and administrative	313	252	190	28
Research and development	361	398	291	42

Total share-based compensation expenses	751	729	563	82

(2)

All translations from RMB to U.S. dollars are made at a rate of RMB6.8980 to US$1.00, the exchange rate in effect as of March 31, 2026 as set forth in the H.10 statistical release of The Board of Governors of the Federal Reserve System.

Baidu, Inc.

Condensed Consolidated Balance Sheets

(In millions, unaudited)

	December 31,	March 31,	March 31,
	2025	2026	2026
	RMB	RMB	US$
ASSETS
Current assets:
Cash and cash equivalents	24,606	29,948	4,342
Restricted cash	225	584	85
Short-term investments, net	90,661	86,942	12,604
Accounts receivable, net	12,972	14,167	2,054
Amounts due from related parties	761	781	113
Other current assets, net	22,745	22,867	3,315

Total current assets	151,970	155,289	22,513

Non-current assets:
Fixed assets, net	26,281	26,848	3,892
Licensed copyrights, net	5,963	6,139	890
Produced content, net	14,575	14,578	2,113
Intangible assets, net	3,891	4,368	633
Goodwill	36,783	36,783	5,332
Long-term investments, net	44,918	42,944	6,226
Long-term time deposits and held-to-maturity investments	123,862	116,390	16,873
Amounts due from related parties	167	119	17
Deferred tax assets, net	4,582	5,266	763
Operating lease right-of-use assets	8,610	8,550	1,239
Other non-current assets	27,555	32,292	4,682

Total non-current assets	297,187	294,277	42,660

Total assets	449,157	449,566	65,173

LIABILITIES, REDEEMABLE NONCONTROLLING INTERESTS AND EQUITY
Current liabilities:
Short-term loans	7,626	3,979	577
Accounts payable and accrued liabilities	38,891	39,479	5,724
Customer deposits and deferred revenue	13,051	12,922	1,873
Deferred income	531	566	82
Long-term loans, current portion	14,765	14,979	2,171
Convertible senior notes, current portion	1,459	1	—
Notes payable, current portion	4,560	6,565	952
Amounts due to related parties	1,988	1,960	284
Operating lease liabilities	3,457	3,398	493

Total current liabilities	86,328	83,849	12,156

Non-current liabilities:
Deferred income	198	192	28
Deferred revenue	723	766	111
Amounts due to related parties	36	30	4
Long-term loans	3,369	7,612	1,104
Notes payable	51,021	46,990	6,812
Convertible senior notes	6,712	6,671	967
Deferred tax liabilities	4,985	5,211	755
Operating lease liabilities	4,108	3,941	571
Other non-current liabilities	1,951	1,956	284

Total non-current liabilities	73,103	73,369	10,636

Total liabilities	159,431	157,218	22,792

Redeemable noncontrolling interests	13,166	13,422	1,946
Equity
Total Baidu shareholders’ equity	266,330	268,886	38,980
Noncontrolling interests	10,230	10,040	1,455

Total equity	276,560	278,926	40,435

Total liabilities, redeemable noncontrolling interests, and equity	449,157	449,566	65,173

Baidu, Inc.

Selected Information

(In millions, unaudited)

	Three months ended				Three months ended					Three months ended					Three months ended
	March 31, 2025 (RMB)				December 31, 2025 (RMB)					March 31, 2026 (RMB)					March 31, 2026 (US$)
	Baidu General Business	iQIYI	Elim & adj(2)	Baidu, Inc.	Baidu General Business	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu General Business	iQIYI	Elim & adj(2)		Baidu, Inc.	Baidu General Business	iQIYI	Elim & adj(2)		Baidu, Inc.
Revenue	25,463	7,186	(197)	32,452	26,112	6,794	(166)		32,740	26,001	6,226	(152)		32,075	3,769	903	(22)		4,650
Costs and expenses:
Cost of revenue(1)	12,246	5,406	(165)	17,487	13,042	5,376	(141)		18,277	14,498	5,233	(142)		19,589	2,102	759	(21)		2,840
Selling, general and administrative(1)	4,921	1,026	(34)	5,913	6,455	946	(12)		7,389	4,109	817	(14)		4,912	596	118	(2)		712
Research and development(1)	4,132	412	—	4,544	5,174	417	—		5,591	3,978	404	(1)		4,381	576	59	—		635

Total costs and expenses	21,299	6,844	(199)	27,944	24,671	6,739	(153)		31,257	22,585	6,454	(157)		28,882	3,274	936	(23)		4,187

Operating income (loss)	4,164	342	2	4,508	1,441	55	(13)		1,483	3,416	(228)	5		3,193	495	(33)	1		463
Operating margin	16%	5%		14%	6%	1%			5%	13%	(4%)			10%
Add: total other income (loss), net	4,602	(115)	—	4,487	1,270	(27)	—		1,243	654	(28)	—		626	95	(4)	—		91
Less: income tax expense	1,136	41	—	1,177	993	36	—		1,029	491	37	—		528	71	5	—		76
Less: net income (loss) attributable to NCI	(3)	4	100 (3)	101	(79)	(2)	(4	)(3)	(85)	6	1	(161	)(3)	(154)	1	—	(22	)(3)	(21)

Net income (loss) attributable to Baidu	7,633	182	(98)	7,717	1,797	(6)	(9)		1,782	3,573	(294)	166		3,445	518	(42)	23		499

Net margin	30%	3%		24%	7%	(0%)			5%	14%	(5%)			11%
Non-GAAP financial measures:
Operating income (loss) (non-GAAP)	4,872	459		5,333	2,837	143			2,967	3,950	(148)			3,807	573	(22)			552
Operating margin (non-GAAP)	19%	6%		16%	11%	2%			9%	15%	(2%)			12%
Net income (loss) attributable to Baidu (non-GAAP)	6,330	304		6,469	3,869	109			3,907	4,433	(233)			4,332	643	(34)			628
Net margin (non-GAAP)	25%	4%		20%	15%	2%			12%	17%	(4%)			14%
Adjusted EBITDA	6,712	495		7,209	4,544	196			4,727	6,050	(101)			5,954	877	(15)			863
Adjusted EBITDA margin	26%	7%		22%	17%	3%			14%	23%	(2%)			19%

(1) Includes share-based compensation as follows:
Cost of revenue	50	27		77	56	23			79	59	23			82	9	3			12
Selling, general and administrative	257	56		313	219	33			252	161	29			190	24	4			28
Research and development	329	32		361	368	30			398	265	26			291	38	4			42

Total share-based compensation	636	115		751	643	86			729	485	78			563	71	11			82

(2) Relates to intersegment eliminations and adjustments (3) Relates to the net income attributable to iQIYI noncontrolling interests

Baidu, Inc.

Condensed Consolidated Statements of Cash Flows

(In millions, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	March 31, 2025 (RMB)			December 31, 2025 (RMB)			March 31, 2026 (RMB)			March 31, 2026 (US$)
	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.	Baidu excl. iQIYI	iQIYI	Baidu, Inc.
Net cash provided by (used in) operating activities	(6,340)	339	(6,001)	2,562	47	2,609	2,484	186	2,670	360	27	387
Net cash provided by (used in) investing activities	(1,175)	(30)	(1,205)	(17,439)	(947)	(18,386)	5,217	(275)	4,942	756	(40)	716
Net cash provided by (used in) financing activities	19,639	860	20,499	595	518	1,113	(702)	(933)	(1,635)	(102)	(135)	(237)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(5)	(1)	(6)	(295)	(10)	(305)	(241)	(35)	(276)	(34)	(5)	(39)

Net increase (decrease) in cash, cash equivalents and restricted cash	12,119	1,168	13,287	(14,577)	(392)	(14,969)	6,758	(1,057)	5,701	980	(153)	827
Cash, cash equivalents and restricted cash
At beginning of period	32,999	3,590	36,589	35,030	4,770	39,800	20,453	4,378	24,831	2,965	635	3,600
At end of period	45,118	4,758	49,876	20,453	4,378	24,831	27,211	3,321	30,532	3,945	482	4,427
Net cash provided by (used in) operating activities	(6,340)	339	(6,001)	2,562	47	2,609	2,484	186	2,670	360	27	387
Less: Capital expenditures	(2,869)	(31)	(2,900)	(1,952)	(20)	(1,972)	(5,839)	(77)	(5,916)	(846)	(11)	(857)

Free cash flow	(9,209)	308	(8,901)	610	27	637	(3,355)	109	(3,246)	(486)	16	(470)

Note:	Baidu excl. iQIYI represents Baidu, Inc. minus iQIYI’s consolidated cash flows.

Baidu, Inc.

Reconciliations of Non-GAAP Financial Measures to the Nearest Comparable GAAP Measures

(In millions except for per ADS information, unaudited)

	Three months ended			Three months ended			Three months ended			Three months ended
	March 31, 2025 (RMB)			December 31, 2025 (RMB)			March 31, 2026 (RMB)			March 31, 2026 (US$)
	Baidu General Business	iQIYI	Baidu, Inc.	Baidu General Business	iQIYI	Baidu, Inc.	Baidu General Business	iQIYI	Baidu, Inc.	Baidu General Business	iQIYI	Baidu, Inc.
Operating income (loss)	4,164	342	4,508	1,441	55	1,483	3,416	(228)	3,193	495	(33)	463
Add: Share-based compensation expenses	636	115	751	643	86	729	485	78	563	71	11	82
Add: Amortization and impairment of intangible assets resulting from business combinations	72	2	74	45	2	47	49	2	51	7	—	7
Add: One-time employee severance costs	—	—	—	708	—	708	—	—	—	—	—	—

Operating income (loss) (non-GAAP)	4,872	459	5,333	2,837	143	2,967	3,950	(148)	3,807	573	(22)	552
Add: Depreciation of fixed assets and amortization of intangible assets(1)	1,840	36	1,876	1,707	53	1,760	2,100	47	2,147	304	7	311

Adjusted EBITDA	6,712	495	7,209	4,544	196	4,727	6,050	(101)	5,954	877	(15)	863
Net income (loss) attributable to Baidu	7,633	182	7,717	1,797	(6)	1,782	3,573	(294)	3,445	518	(42)	499
Add: Share-based compensation expenses	635	115	687	642	86	681	484	78	519	70	11	75
Add: Amortization and impairment of intangible assets resulting from business combinations	70	2	71	43	2	44	47	2	48	7	—	7
Add: One-time employee severance costs	—	—	—	708	—	708	—	—	—	—	—	—
Add: Disposal loss (gain)	(91)	—	(91)	31	—	31	(2)	—	(2)	—	—	—
Add: Impairment of long-term investments	—	2	1	59	10	64	79	9	83	11	1	12
Add: Fair value loss (gain) of long-term investments and exchangeable bonds	(1,889)	(2)	(1,890)	923	17	931	378	(28)	365	55	(4)	53
Add: Reconciling items on equity method investments(2)	(66)	5	(64)	(431)	—	(431)	(44)	—	(44)	(6)	—	(6)
Add: Tax effects on non-GAAP adjustments(3)	38	—	38	97	—	97	(82)	—	(82)	(12)	—	(12)

Net income (loss) attributable to Baidu (non-GAAP)	6,330	304	6,469	3,869	109	3,907	4,433	(233)	4,332	643	(34)	628
Diluted earnings per ADS			21.59			3.71			8.76			1.27
Add: Accretion of the redeemable noncontrolling interests			0.57			0.75			0.74			0.11
Add: Non-GAAP adjustments to earnings per ADS			(3.62)			6.16			2.56			0.37

Diluted earnings per ADS (non-GAAP)			18.54			10.62			12.06			1.75

(1)	This represents amortization of intangible assets excluding those resulting from business combinations.
(2)

This represents Baidu’s share of equity method investments for other non-GAAP reconciling items, amortization and impairment of intangible assets not on the investee’s books, accretion of their redeemable noncontrolling interests, and the gain or loss associated with the issuance of shares by the investees at a price higher or lower than the carrying value per share.

(3)	This represents tax impact of all non-GAAP adjustments.